SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Freightos Limited

(Name of Issuer)

Ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G51405101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. G51405101	13 G	Page 2 of 12

1	NAME OF REPORTING PERSON Aleph, L.P. (“Aleph”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,223,694 shares, except that Aleph Equity Partners, L.P. (the “DGP”), the general partner of Aleph, and Aleph EP, Ltd. (the “UGP”), the general partner of the DGP, may be deemed to have sole power to vote these shares, and Michael Eisenberg (“Eisenberg”) and Eden Shochat (“Shochat”), the directors of the UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,223,694 shares, except that the DGP, the general partner of Aleph, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Shochat, the directors of the UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,223,694
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.7%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. G51405101	13 G	Page 3 of 12

1	NAME OF REPORTING PERSON Aleph-Aleph, L.P. (“Aleph-Aleph”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
320,700 shares, except that the DGP, the general partner of Aleph, and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Eisenberg and Shochat, the directors of the UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
320,700 shares, except that the DGP, the general partner of Aleph, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Shochat, the directors of the UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	320,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.7%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. G51405101	13 G	Page 4 of 12

1	NAME OF REPORTING PERSON Aleph Equity Partners, L.P. (the “DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,544,394 shares, of which 3,223,694 shares are beneficially owned by Aleph and 320,700 shares are beneficially owned by Aleph-Aleph. The DGP, the general partner of Aleph and Aleph-Aleph, may be deemed to have sole power to vote these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Eisenberg and Shochat, the directors of the UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,544,394 shares, of which 3,223,694 shares are beneficially owned by Aleph and 320,700 shares are beneficially owned by Aleph-Aleph. The DGP, the general partner of Aleph and Aleph-Aleph, may be deemed to have sole power to dispose of these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Shochat, the directors of the UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,544,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. G51405101	13 G	Page 5 of 12

1	NAME OF REPORTING PERSON Aleph EP, Ltd. (the “UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,544,394 shares, of which 3,223,694 shares are beneficially owned by Aleph and 320,700 shares are beneficially owned by Aleph-Aleph. The UGP is the general partner of the DGP, the general partner of each of Aleph and Aleph-Aleph, and may be deemed to have sole power to vote these shares, except the DGP, the general partner of each of Aleph and Aleph-Aleph, may be deemed to have sole power to vote these shares, and Eisenberg and Shochat, the directors of the UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,544,394 shares, of which 3,223,694 shares are beneficially owned by Aleph and 320,700 shares are beneficially owned by Aleph-Aleph. The UGP is the general partner of the DGP, the general partner of each of Aleph and Aleph-Aleph, and may be deemed to have sole power to dispose of these shares, except the DGP, the general partner of each of Aleph and Aleph-Aleph, may be deemed to have sole power to dispose of these shares, and Eisenberg and Shochat, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,544,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.4%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. G51405101	13 G	Page 6 of 12

1	NAME OF REPORTING PERSON Michael Eisenberg (“Eisenberg”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of Israel and the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,544,394 shares, of which 3,223,694 shares are beneficially owned by Aleph and 320,700 shares are beneficially owned by Aleph-Aleph. Eisenberg is a director of the UGP, the general partner of the DGP, which is the general partner of each of Aleph and Aleph-Aleph, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,544,394 shares, of which 3,223,694 shares are beneficially owned by Aleph and 320,700 shares are beneficially owned by Aleph-Aleph. Eisenberg is a director of the UGP, the general partner of the DGP, which is the general partner of each of Aleph and Aleph-Aleph, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,544,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.4%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. G51405101	13 G	Page 7 of 12

1	NAME OF REPORTING PERSON Eden Shochat (“Shochat”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,544,394 shares, of which 3,223,694 shares are beneficially owned by Aleph and 320,700 shares are beneficially owned by Aleph-Aleph. Shochat is a director of the UGP, the general partner of the DGP, which is the general partner of each of Aleph and Aleph-Aleph, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,544,394 shares, of which 3,223,694 shares are beneficially owned by Aleph and 320,700 shares are beneficially owned by Aleph-Aleph. Shochat is a director of the UGP, the general partner of the DGP, which is the general partner of each of Aleph and Aleph-Aleph, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,544,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.4%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. G51405101	13 G	Page 8 of 12

ITEM 1(A).	NAME OF ISSUER

Freightos Limited

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Aleph, L.P., a Cayman Islands exempted limited partnership (“Aleph”); Aleph-Aleph, L.P., a Cayman Islands exempted limited partnership (“Aleph-Aleph”); Aleph Equity Partners, L.P., a Cayman Island exempted limited partnership (the “DGP); Aleph EP Ltd., a Cayman Islands exempted company (the “UGP”); Michael Eisenberg (“Eisenberg”), a citizen of Israel and the United States; and Eden Shochat (“Shochat”), a citizen of Israel. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Aleph and Aleph-Aleph are venture capital funds. The DGP is the general partner of each of Aleph and Aleph-Aleph and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer owned by the UGP for the benefit of Aleph and Aleph-Aleph. The UGP is the general partner of the DGP and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer owned by the UGP for the benefit of Aleph and Aleph-Aleph.

Eisenberg and Shochat are the directors of the UGP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by the UGP for the benefit of Aleph and Aleph-Aleph.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Aleph

Montefiore St 46

Tel Aviv, Israel 6520118

ITEM 2(C).	CITIZENSHIP

Aleph, Aleph-Aleph and the DGP are Cayman Islands exempted limited partnerships. The UGP is a Cayman Islands exempted company. Eisenberg is a citizen of Israel and the United States and Shochat is a citizen of Israel.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Ordinary shares, par value $0.00001 per share

CUSIP # G51405101

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Ordinary Shares of the issuer by the persons filing this Statement is provided as of December 31, 2023 based upon 47,889,652 shares of Ordinary Shares outstanding as of December 31, 2023.

CUSIP NO. G51405101	13 G	Page 9 of 12

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of each of Aleph, Aleph-Aleph and the DGP, and the memorandum and articles of associate of the UGP, the general and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner or director, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. G51405101	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Aleph EP, Ltd.

By:	/s/ Michael Eisenberg
Michael Eisenberg, Director

Aleph Equity Partners, L.P.

By:	Aleph EP, Ltd.,
Its General Partner

By:	/s/ Michael Eisenberg
Michael Eisenberg, Director

Aleph, L.P.

By:	Aleph Equity Partners, L.P.,
Its General Partner

By:	Aleph EP, Ltd.,
Its General Partner

By:	/s/ Michael Eisenberg
Michael Eisenberg, Director

Aleph-Aleph, L.P.

By:	Aleph Equity Partners, L.P.,
Its General Partner

By:	Aleph EP, Ltd.,
Its General Partner

By:	/s/ Michael Eisenberg
Michael Eisenberg, Director

/s/ Michael Eisenberg
Michael Eisenberg

/s/ Eden Shochat
Eden Shochat

CUSIP NO. G51405101	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. G51405101	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of Freightos Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2024

Aleph EP, Ltd.

By:	/s/ Michael Eisenberg
Michael Eisenberg, Director

Aleph Equity Partners, L.P.

By:	Aleph EP, Ltd.,
Its General Partner

By:	/s/ Michael Eisenberg
Michael Eisenberg, Director

Aleph, L.P.

By:	Aleph Equity Partners, L.P.,
Its General Partner

By:	Aleph EP, Ltd.,
Its General Partner

By:	/s/ Michael Eisenberg
Michael Eisenberg, Director

Aleph-Aleph, L.P.

By:	Aleph Equity Partners, L.P.,
Its General Partner

By:	Aleph EP, Ltd.,
Its General Partner

By:	/s/ Michael Eisenberg
Michael Eisenberg, Director

/s/ Michael Eisenberg
Michael Eisenberg

/s/ Eden Shochat
Eden Shochat